Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

US Elemental and Constellation Announce SEC Effectiveness of Form S-4 Registration Statement

Proposed business combination advances toward planned Nasdaq listing

New York, New York, November 5, 2026 — HiTech Minerals Inc. (“HiTech Minerals”), a wholly owned subsidiary of Jindalee Lithium Limited (“Jindalee”) (ASX: JLL; OTCQX: JNDAF), and Constellation Acquisition Corp I (“Constellation”) (OTCPK: CSTAF), a special purpose acquisition company sponsored by affiliates of Antarctica Capital, LLC (“Antarctica”), today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the registration statement on Form S-4 (as amended, the “Registration Statement”) filed by US Elemental Inc. (“US Elemental” or the “Company”) in connection with the parties’ previously announced proposed business combination (the “Transaction”).

Key Highlights

●	SEC effectiveness enables Constellation to proceed with a shareholder vote on the proposed Transaction.

●	US Elemental is expected to list on Nasdaq under the ticker “ULIT,” with Jindalee expected to retain an interest of 80% or more at closing, subject to customary adjustments.

●	Completion and Nasdaq listing remain targeted for the fourth quarter of 2026, subject to shareholder approval and satisfaction or waiver of the remaining closing conditions.

Constellation’s sponsors have entered into a support agreement under which they have agreed to vote their shares in favor of the Transaction, subject to the terms of that agreement.

The declaration of effectiveness is a key procedural milestone toward the proposed Nasdaq listing of US Elemental and does not represent SEC approval of the Transaction. Upon completion, HiTech Minerals, which owns 100% of the McDermitt Lithium Project in southeast Oregon, is expected to become a wholly owned subsidiary of US Elemental.

“Effectiveness of the Registration Statement is the culmination of a thorough SEC review process that began with our initial filing in June and has been achieved within the timeframe previously outlined to shareholders,” said Ian Rodger, Chief Executive Officer of HiTech Minerals and incoming Chief Executive Officer of US Elemental. “Our focus now turns to closing the PIPE financing, the Constellation shareholder meeting, Nasdaq listing approval and the remaining closing conditions. Subject to completion of those steps, we are targeting completion of the Transaction and the listing of US Elemental on Nasdaq in the fourth quarter of 2026.”

TRANSACTION OVERVIEW

Upon closing, US Elemental is expected to become a Nasdaq-listed company, trading under the ticker symbol “ULIT,” and to hold Jindalee’s U.S. assets. HiTech Minerals, which owns 100% of the McDermitt Lithium Project in Oregon, is expected to become a wholly owned subsidiary of US Elemental. Jindalee is expected to retain a majority interest of 80% or more in US Elemental at closing, subject to customary adjustments.

The Transaction contemplates a private investment in public equity (“PIPE”) financing of approximately $20 million to $30 million. This includes a binding $4.0 million commitment from an affiliate of Constellation’s sponsor, Antarctica, of which approximately $1.5 million was funded upon signing of the business combination agreement and a further $2.5 million is committed to be funded at closing, subject to certain conditions. As previously announced, US Elemental has received non-binding term sheets for PIPE financing from several U.S. funds; current indications are that the approximately $20 million to $30 million target may be met, subject to further negotiation and execution of definitive financing agreements.

The Transaction remains subject to the satisfaction or waiver of customary regulatory and closing conditions, including the effectiveness of the Registration Statement, approval by Constellation shareholders, Nasdaq listing approval, receipt of applicable regulatory approvals, satisfaction or waiver of the minimum cash condition of $14 million, net of certain transaction expenses, and the absence of material adverse change events. Jindalee shareholder approval was obtained in June 2026.

The parties continue to target completion of the Transaction and the listing of US Elemental on Nasdaq in the fourth quarter of 2026. There can be no assurance that the remaining conditions will be satisfied or waived, or that the Transaction will be completed on the anticipated timetable or at all.

IMPORTANT INFORMATION FOR SHAREHOLDERS

Investors and security holders may obtain free copies of the Registration Statement and other documents containing important information about the parties through the SEC’s website at www.sec.gov. Documents filed by Constellation may also be obtained free of charge by written request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

Constellation’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments or supplements thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to approve, among other matters, the Transaction. These documents will contain important information about the parties and the proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

ADVISORS

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is acting as capital markets advisor and placement agent in connection with the Transaction and associated PIPE financing.

Alliance Advisors, LLC has been engaged to provide investor relations and communications support in connection with the Transaction, including investor messaging, market engagement and announcement execution support.

Ashurst Perkins Coie US LLP is acting as US legal counsel to Jindalee. Piper Alderman is acting as Australian legal counsel to Jindalee. Kirkland & Ellis LLP is acting as US legal counsel to Constellation.

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ABOUT US ELEMENTAL

US Elemental Inc. is a U.S. lithium development company focused on advancing large-scale domestic lithium resources. Upon completion of the Transaction, the Company’s portfolio is expected to include the McDermitt Lithium Project in Oregon and the Clayton North Project in Nevada, positioned to support growing U.S. demand for battery materials and critical minerals.

ABOUT JINDALEE

Jindalee Lithium Limited is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the United States. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. In November 2024, Jindalee completed a Pre-Feasibility Study confirming McDermitt’s scale, long life and low-cost production potential.

ABOUT CONSTELLATION ACQUISITION CORP I AND ANTARCTICA CAPITAL

Constellation Acquisition Corp I is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Constellation is led by executives of Antarctica Capital, an international investment firm headquartered in New York with $10 billion of assets under management as of December 31, 2025. Antarctica Capital invests in public and private markets and establishes long-term capital vehicles to leverage this investment focus. For more information about Constellation, visit constellationacquisition.com. For more information about Antarctica Capital, visit antarcticacapital.com.

NO OFFER OR SOLICITATION

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there by any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, Constellation, Jindalee, the Company and HiTech Minerals (together, the “Contracting Parties”) prepared and the Company filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of the Company in connection with the completion of the Transaction. Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Registration Statement or for any other document that Constellation and/or the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against the Contracting Parties; (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, is set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

Contacts

US Elemental:

Investors/Media
Bryan Baritot
Alliance Advisors IR
USElementalIR@allianceadvisors.com

Constellation:

Investors/Media
Pro-AntarcticaPR@prosek.com

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